The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 9, 2005

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-127046

Prospectus Supplement

August     , 2005

(To Prospectus dated August 5, 2005)

$300,000,000

Darden Restaurants, Inc.

$                     % Senior Notes due 2010

$                     % Senior Notes due 2035

We are offering $             million aggregate principal amount of         % senior notes due                     , 2010 and $             million aggregate principal amount of         % senior notes due                     , 2035. The 2010 notes and the 2035 notes are referred to collectively as the notes.

Interest on the notes will be paid semiannually in arrears on                      and                      of each year, beginning on                     , 2006. The 2010 notes will mature on                     , 2010 and the 2035 notes will mature on                     , 2035. We can redeem the notes at our option, at any time in whole or from time to time in part, at the redemption price set forth in this prospectus supplement under the section entitled “Description of Notes—Optional Redemption.”

The notes will be our general unsecured obligations. The notes will rank equally with all of our current and future unsecured, unsubordinated debt and senior in right of payment to all of our future subordinated debt.

The notes will not be listed on any securities exchange or included in any automated quotation system.

Investing in the notes involves risks that are described in the “ Risk Factors” section beginning on page 1 of the accompanying prospectus.

Per % Note due 2010	Total	Per % Note due 2035	Total
Public offering price(1)%	$	%	$
Underwriting discount %	$	%	$
Proceeds, before expenses, to Darden(1)%	$	%	$

(1)	Plus accrued interest, if any, from August , 2005, if settlement occurs after such date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will be delivered to investors only in book-entry form through the facilities of The Depository Trust Company on or about August     , 2005.

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities

Prospectus

All references in this prospectus supplement and the accompanying prospectus to “Darden,” “we,” “us,” “our,” and “our company” are to Darden Restaurants, Inc. and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Red Lobster®, Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill® and Seasons 52® are our trademarks.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed or subsequently file with the SEC that is incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since the date of that information.

If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described under the heading “Risk Factors” in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying the notes in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Darden

Darden Restaurants, Inc. is the largest publicly held casual dining restaurant company in the world and served over 300 million meals during fiscal 2005. As of May 29, 2005, we operated 1,381 restaurants in the United States and Canada. In the United States, we operated 1,344 restaurants in 49 states (the exception being Alaska), including 648 Red Lobster®, 557 Olive Garden®, 32 Bahama Breeze®, 104 Smokey Bones Barbeque & Grill® and three Seasons 52® restaurants. In Canada, we operated 37 restaurants, including 31 Red Lobster and six Olive Garden restaurants. We own and operate all of our restaurants in the United States and Canada, with no franchising. Of our 1,381 restaurants open on May 29, 2005, 838 were located on owned sites and 543 were located on leased sites. In Japan, as of May 29, 2005, we licensed 37 Red Lobster restaurants to an unaffiliated Japanese corporation that operates the restaurants under an Area Development and Franchise Agreement.

Darden Restaurants, Inc. is a Florida corporation incorporated in 1995 and is the parent company of GMRI, Inc., also a Florida corporation. GMRI, Inc. and our other subsidiaries own the operating assets of the restaurants. GMRI, Inc. was originally incorporated in 1968 as Red Lobster Inns of America, Inc. We were acquired by General Mills, Inc. in 1970 and in May 1995, we became a separate publicly held company when General Mills distributed all of our outstanding stock to the stockholders of General Mills. Our principal executive offices and restaurant support center are located at 5900 Lake Ellenor Drive, Orlando, Florida 32809. Our telephone number is (407) 245-4000.

Strategy

The restaurant industry is generally considered to be composed of four segments: quick service, midscale, casual dining and fine dining. The industry is highly fragmented and includes many independent operators and small chains. We believe that capable operators of strong multi-unit concepts have the opportunity to increase their share of the casual dining segment. We plan to grow by increasing the number of restaurants in each of our existing concepts and by developing or acquiring additional concepts that can be expanded profitably.

While we are a leader in the casual dining segment, we know we cannot be successful without a clear sense of who we are. Our core purpose is “To nourish and delight everyone we serve.” This core purpose is supported by our core values:

•	integrity and fairness;

•	respect and caring;

•	diversity;

•	always learning/always teaching;

•	being “of service;”

•	teamwork; and

•	excellence.

Our mission is to be “The best in casual dining, now and for generations.” We believe we can achieve this goal by continuing to build on our historical strength as a multi-brand casual dining company, which is grounded in our commitment to combining the following areas:

•	a strong culture that inspires and engages our people with firmly held values, a clear mission and a core purpose to nourish and delight everyone we serve;

•	competitively superior leadership;

•	brand management excellence;

•	restaurant operating excellence; and

•	restaurant support excellence.

Our strategic framework also includes two points that we believe separate us from our competition. We are committed to:

•	being a multi-brand restaurant company that is bound together by common operating practices and a unifying culture which serves to make us stronger than the sum of our parts; and

•	obtaining insights from our guests and employees to create powerful, broadly appealing brands and to develop successful people.

Restaurant Concepts

Red Lobster.    Red Lobster is the largest casual dining, seafood-specialty restaurant operator in the United States. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops and other seafood in a casual atmosphere. The menu includes a variety of specialty seafood and non-seafood entrees, appetizers and desserts.

Olive Garden.    Olive Garden is the market share leader among casual dining Italian restaurants in the United States. Olive Garden’s menu includes a variety of authentic Italian foods featuring fresh ingredients and an expanded wine list that includes a broad selection of wines imported from Italy. The menu includes antipasti (appetizers); soups, salad and garlic breadsticks; baked pastas; sautéed specialties with chicken, seafood and fresh vegetables; grilled meats; and a variety of desserts. Olive Garden also uses coffee imported from Italy for its espresso and cappuccino.

Bahama Breeze.    Bahama Breeze is a restaurant that brings guests the feeling of a Caribbean escape. It offers the food, drinks and atmosphere one might find in the islands. The menu features distinctive, Caribbean-inspired fresh seafood, chicken and steaks, as well as signature specialty drinks. The first Bahama Breeze opened in 1996 and there are currently 32 restaurants in operation.

Smokey Bones.    Smokey Bones features barbequed pork, beef and chicken, as well as other grilled favorites, all served in a lively yet comfortable mountain-lodge setting that features televised sports. We opened the first Smokey Bones in September 1999, opened 35 new Smokey Bones restaurants during fiscal 2005 and at the end of fiscal 2005, we had 104 restaurants in operation.

Seasons 52.    In February 2003, we opened a new test restaurant in Orlando, Florida called Seasons 52. It is a casually sophisticated fresh grill and wine bar with seasonally inspired menus offering fresh ingredients to create great tasting, nutritionally balanced meals that are lower in calories than comparable restaurant meals. At the end of fiscal 2005, there were three Seasons 52 restaurants.

The Offering

Issuer	Darden Restaurants, Inc.

Securities Offered	$ million aggregate principal amount of % senior notes due , 2010 and $ million aggregate principal amount of % senior notes due , 2035.

Maturity	The 2010 notes will mature on , 2010 and the 2035 notes will mature on , 2035.

Interest Rate

The notes will bear interest at a rate of         % per year in the case of the 2010 notes and         % per year in the case of the 2035 notes, payable semiannually in arrears on                      and                      of each year, commencing on                     , 2006.

Ranking

The notes will be our general unsecured obligations. The notes will rank equally with all of our other current and future unsecured, unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to:

•	any of our secured debt to the extent of the assets securing that debt; and

•	all debt for money borrowed and other liabilities of our subsidiaries.

As of May 29, 2005, after giving effect to this offering and the application of the net proceeds as described under “Use of Proceeds” in this prospectus supplement, we would have had approximately $651 million of unsecured debt (including the notes), none of which was debt of our subsidiaries, and we had no secured debt.

Covenants	The indenture governing the notes contains covenants that will limit our ability to:

•	incur some liens securing debt;

•	engage in some sale-leaseback transactions; and

•	enter into some consolidations, mergers or transfers of substantially all of our assets.

These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden’s subsidiaries that are not corporations. As of May 29, 2005, less than 7% of Darden’s consolidated total assets were held through partnerships and other non-corporate entities.

Optional Redemption

The notes will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and

(2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus          basis points in the case of the 2010 notes and              basis points in the case of the 2035 notes, plus, in each case, accrued and unpaid interest thereon to the date of redemption. See “Description of Notes—Optional Redemption.”

Sinking Fund	None.

Use of Proceeds

We intend to use the net proceeds from this offering as follows: (a) to repay at maturity our outstanding $150 million aggregate principal amount of 8.375% senior notes due September 15, 2005 and (b) to repay at maturity or redeem prior to maturity our outstanding $150 million aggregate principal amount of 6.375% notes due February 1, 2006. Pending such uses, we intend to invest the net proceeds in investment grade debt securities.

Risk Factors	See “Risk Factors” beginning on page 1 of the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in the notes.

Summary Financial Data

We derived the summary financial data presented below for each of the five fiscal years in the period ended May 29, 2005 from our audited consolidated financial statements and 2005 Annual Report to Shareholders. You should read the financial data presented below in conjunction with the consolidated financial statements, the related notes and other financial information contained in our Annual Report on Form 10-K for the year ended May 29, 2005, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section entitled “Where You Can Find More Information About Darden” in the accompanying prospectus.

	Fiscal Year Ended
	May 29, 2005	May 30, 2004(1)	May 25, 2003	May 26, 2002	May 27, 2001
	(In thousands, except per share data and ratios)
Summary of Operations
Sales	$5,278,110	$5,003,355	$4,654,971	$4,366,911	$3,992,419
Costs and expenses:
Cost of sales:
Food and beverage	1,593,709	1,526,875	1,449,162	1,384,481	1,302,926
Restaurant labor	1,695,805	1,601,258	1,485,046	1,373,416	1,261,837
Restaurant expenses	806,314	774,806	713,699	636,575	566,234

Total cost of sales, excluding restaurant depreciation and amortization(2)	$4,095,828	$3,902,939	$3,647,907	$3,394,472	$3,130,997
Selling, general and administrative	497,478	472,109	431,722	417,158	389,240
Depreciation and amortization	213,219	210,004	191,218	165,829	146,864
Interest, net	43,119	43,659	42,597	36,585	30,664
Asset impairment and restructuring charges (credits), net	4,549	41,868	3,924	(2,568)	—

Total costs and expenses	$4,854,193	$4,670,579	$4,317,368	$4,011,476	$3,697,765

Earnings before income taxes	423,917	332,776	337,603	355,435	294,654
Income taxes	133,311	105,603	111,624	122,664	101,707

Net earnings	$290,606	$227,173	$225,979	$232,771	$192,947

Net earnings per share:
Basic	$1.85	$1.39	$1.33	$1.33	$1.07
Diluted	$1.78	$1.34	$1.27	$1.27	$1.04
Balance Sheet Data
Total assets	$2,937,771	$2,780,348	$2,664,633	$2,529,736	$2,216,534
Land, buildings and equipment	2,351,454	2,250,616	2,157,132	1,926,947	1,779,515
Working capital (deficit)	(637,341)	(337,174)	(314,280)	(157,662)	(226,116)
Long-term debt, less current portion	350,318	653,349	658,086	662,506	520,574
Stockholders’ equity	1,273,019	1,175,288	1,130,055	1,069,606	978,954
Stockholders’ equity per outstanding shares	8.25	7.42	6.85	6.21	5.56
Other Data
Cash flow from operations	$583,242	$525,411	$508,635	$508,101	$420,570
Capital expenditures	329,238	354,326	423,273	318,392	355,139
Dividends paid	12,505	12,984	13,501	9,225	9,458
Dividends paid per share	0.080	0.080	0.080	0.053	0.053
Advertising expense	214,608	210,989	200,020	184,163	177,998
Number of employees	150,100	141,300	140,700	133,200	128,900
Number of restaurants	1,381	1,325	1,271	1,211	1,168
Ratio of consolidated earnings to fixed charges(3)	6.80	5.68	5.84	6.67	6.33

(1)	Fiscal year 2004 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(2)	Total cost of sales, excluding restaurant depreciation and amortization of $198,422, $195,486, $177,127, $155,837 and $138,229, respectively.

(3)	Earnings represent consolidated earnings from continuing operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges represent interest costs, whether expensed or capitalized, and the percent of minimum restaurant and equipment lease payments deemed to represent the interest factor.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, after deducting the underwriting discounts and our estimated offering expenses. We intend to use the net proceeds from this offering as follows: (a) to repay at maturity our outstanding $150 million aggregate principal amount of 8.375% senior notes due September 15, 2005 and (b) to repay at maturity or redeem prior to maturity our outstanding $150 million aggregate principal amount of 6.375% notes due February 1, 2006. Pending such uses, we intend to invest the net proceeds in investment grade debt securities.

CAPITALIZATION

The following table sets forth our consolidated capitalization (including debt currently due) as of May 29, 2005. The “As Adjusted” column shows our consolidated capitalization (including debt currently due) after giving effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of May 29, 2005
	Actual	As Adjusted
	(in thousands)
Short-term debt	—		—
Current portion of long-term debt:
8.375% senior notes due 2005	$150,000		$—
6.375% notes due 2006	150,000		—

Total debt currently due	300,000		—

Less issuance discount	(71)		—

Total debt currently due less issuance discount	$299,929		$—

Long-term debt:
5.75% medium-term notes due 2007	$150,000		$150,000
7.45% medium-term notes due 2011	75,000		75,000
7.125% debentures due 2016	100,000		100,000
ESOP loan with variable rate of interest (3.42% at May 29, 2005) due 2018	26,010		26,010
Notes offered hereby	—		300,000

Total long-term debt	351,010		651,010

Less issuance discount	(692)

Total long-term debt less issuance discount	$350,318	$

Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500,000 shares; issued 271,102 shares; outstanding 154,391 shares	$1,703,336		$1,703,336
Preferred stock, no par value. Authorized 25,000 shares; none issued and outstanding	—		—
Retained earnings	1,405,754		1,405,754
Treasury stock, 116,711 shares, at cost	(1,784,835)		(1,784,835)
Accumulated other comprehensive income (loss)	(8,876)		(8,876)
Unearned compensation	(41,685)		(41,685)
Officer notes receivable	(675)		(675)

Total stockholders’ equity	$1,273,019		$1,273,019

Total capitalization	$1,923,266	$

DESCRIPTION OF NOTES

The following description of the particular terms of the notes we are offering supplements and, to the extent inconsistent, supersedes the description of the general terms of the debt securities set forth under the section entitled “Description of Debt Securities” in the accompanying prospectus. You should read the accompanying prospectus in conjunction with this prospectus supplement. Because this is a summary, it does not contain all the information that may be important to you. You should also read the entire indenture, including the definitions of some terms, before you make any investment decision.

General

The notes will be issued under the indenture dated as of January 1, 1996 between us and Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee. The 2010 notes and the 2035 notes are each a separate series of debt securities under the indenture. The 2010 notes will be issued in an initial aggregate principal amount of $             million and will mature on                     , 2010. The 2035 notes will be issued in an initial aggregate principal amount of $             million and will mature on                     , 2035.

The notes will bear interest at the rate of         % per year in the case of the 2010 notes and         % per year in the case of the 2035 notes, in each case from                     , 2005, or from the most recent date to which interest has been paid or provided for, payable semiannually in arrears on                      and                      of each year, commencing on                     , 2006, to the persons in whose names the notes are registered at the close of business on the next preceding                      or                     , respectively.

The notes will be our general unsecured obligations and will rank equally with all of our other current and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure that debt) and to all indebtedness and other liabilities of our subsidiaries. As of May 29, 2005, after giving effect to this offering and the application of the net proceeds as described under “Use of Proceeds” in this prospectus supplement, we would have had approximately $651 million of unsecured debt (including the notes), none of which was debt of our subsidiaries, and we had no secured debt. Except as described under the section entitled “Description of Debt Securities—Some Restrictive Covenants” in the accompanying prospectus, the indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus              basis points in the case of the 2010 notes and              basis points in the case of the 2035 notes, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with Darden.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of (1) Banc of America Securities LLC or its affiliates which are primary U.S. Government securities dealers in The City of New York (a “Primary Treasury Dealer”), and their respective successors, and (2) three other Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, Darden shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed and its registered address.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Covenants

The notes are subject to the restrictive covenants described under the section entitled “Description of Debt Securities—Some Restrictive Covenants” in the accompanying prospectus. These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden’s subsidiaries that are not corporations. As of May 29, 2005, less than 7% of Darden’s consolidated total assets were held through partnerships and other non-corporate entities.

Consolidation, Merger and Sale of Assets

The notes are subject to some limitations on our ability to enter into some consolidations, mergers or transfers of substantially all of our assets as described under the section entitled “Description of Debt Securities—Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Events of Default

The notes are subject to the events of default described under the section entitled “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Defeasance and Discharge Provisions

The notes are subject to defeasance and discharge of debt or to defeasance of some restrictive covenants as described under the section entitled “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Modification and Waiver

The notes are subject to provisions allowing, under some conditions, the modification or amendment of the indenture or waiving our compliance with some provisions of the indenture, as described under the section entitled “Description of Debt Securities—Modification and Waiver” in the accompanying prospectus.

Book-Entry System

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the notes. The notes will be represented by one or more registered global securities (referred to as the registered global security) registered in the name of Cede & Co. (the nominee of DTC), or such other name as may be requested by an authorized representative of DTC. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by DTC and its participants. Except in the limited circumstances described in the indenture, owners of beneficial interests in the registered global security representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture.

DTC has advised us and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (referred to as direct participants) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (referred to as indirect participants). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each actual purchaser of notes represented by the registered global security (referred to as the beneficial owner) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the registered global security representing notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the registered global security representing notes that are deposited by direct participants is registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the registered global security representing the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct or indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (or any other DTC nominee) will consent or vote with respect to the registered global security representing the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy (referred to as an omnibus proxy) to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the registered global security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those direct and indirect participants and not of DTC, the trustee or Darden, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of Darden or the trustee, disbursement of those payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of the direct and indirect participants. Neither Darden nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the direct or indirect participants or for maintaining or reviewing any records of DTC or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Same-Day Funds Settlement System and Payment

We will make all payments of principal and interest in immediately available funds.

Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

UNDERWRITING

Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below. Under the terms of, and subject to the conditions contained in, an underwriting agreement dated as of August     , 2005, each underwriter listed below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the notes set forth opposite such underwriter’s name.

Underwriter	Principal Amount of 2010 Notes	Principal Amount of 2035 Notes
Banc of America Securities LLC	$	$
Wachovia Capital Markets, LLC

Total	$	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters are obligated to purchase all of the notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of         % of the principal amount of the 2010 notes and a concession not in excess of         % of the principal amount of the 2035 notes. The underwriters may allow, and such dealers may re-allow, a concession not in excess of         % of the principal amount of the 2010 notes and a concession not in excess of         % of the principal amount of the 2035 notes to certain other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of those liabilities.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $            .

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

Banc of America Securities LLC and Wachovia Capital Markets, LLC and their affiliates have provided, from time to time, and may continue to provide, investment banking, commercial banking, financial and other services to us, including letters of credit and depositary services, for which we have paid and intend to pay customary fees. In the ordinary course of business, the underwriters and their affiliates may own or actively trade the securities of Darden for their own accounts and for the accounts of their customers. As a result, some of the underwriters or their affiliates may receive a portion of the net proceeds of the offering of the notes. To hedge our exposure on particular securities, including the notes offered hereby, we have from time to time entered into transactions involving derivative instruments, such as swaps, with Banc of America Securities LLC. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the documentation agent and a co-lender under our $400 million revolving credit facility dated October 17, 2003. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, is the lead arranger, the administrative agent and a co-lender under that credit facility. Wachovia Bank, N.A. is the transfer agent and registrar for our common stock and the sponsor and administrator of our Direct Advantage Investment Program. Wachovia Bank of Georgia, N.A., an affiliate of Wachovia Capital Markets, LLC, is the lender under the ESOP loan agreement under which $26.0 million was outstanding as of May 29, 2005.

PROSPECTUS

$600,000,000

DARDEN RESTAURANTS, INC.

Debt Securities

We may offer and sell from time to time, in one or more series, unsecured debt securities described in this prospectus, which may consist of notes, debentures or other evidences of indebtedness, in one or more offerings up to a total dollar amount of $600,000,000 or the equivalent in a foreign currency at the time of sale.

We may offer and sell these debt securities directly or to or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution including names of any underwriters, agents or dealers.

We will provide the specific terms of these debt securities in a prospectus supplement. This prospectus may not be used to carry out sales of securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2005.

All references in this prospectus to “Darden,” “we,” “us,” “our,” and “our company” are to Darden Restaurants, Inc. and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Red Lobster®, Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill® and Seasons 52® are our trademarks.

All references in this prospectus to “$,” “U.S. Dollars” and “dollars” are to United States dollars.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (SEC) using a shelf registration process on Form S-3. Under this shelf registration, we may sell the debt securities described in this prospectus. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the debt securities we are offering under this prospectus. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading “Where You Can Find More Information About Darden.”

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell any of these debt securities, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information About Darden” before you invest.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on its front cover.

Neither we nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

i

RISK FACTORS

You should carefully consider the risks and uncertainties described below and any risk factors in any accompanying prospectus supplement and in our reports to the SEC incorporated by reference into this prospectus, as well as the other information included or incorporated by reference in this prospectus and any accompanying prospectus supplement, before deciding whether to purchase any debt securities we may offer.

Risks Related to Our Business

We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

The casual dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel and type and quality of food, and there are many well-established competitors. We compete within each market with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers “convenient meals” in the form of improved entrées and side dishes from the deli section. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of concept, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

Certain economic and business factors specific to the restaurant industry and certain general economic factors that are largely out of our control may adversely affect our results of operations.

Our business results depend on a number of industry-specific and general economic factors, many of which are beyond our control. The casual dining sector of the restaurant industry is affected by changes in national, regional and local economic conditions, seasonal fluctuation of sales volumes, consumer preferences, including changes in consumer tastes and dietary habits and the level of consumer acceptance of our restaurant concepts, and consumer spending patterns. The performance of individual restaurants may also be adversely affected by factors such as demographic trends, severe weather, traffic patterns and the type, number and location of competing restaurants.

In addition, general economic conditions, such as recessionary economic cycles, a protracted economic slowdown, a worsening economy or industry-wide cost pressures, could affect consumer behavior and spending for restaurant dining occasions and lead to a decline in sales and earnings. Furthermore, we cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on the economy or consumer confidence in the United States. Any of these events could also affect consumer spending patterns or result in increased costs for us due to security measures.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could increase our costs, reduce traffic in some or all of our restaurants or impose practical limits on pricing, any of which could lower our profit margins and have a material adverse affect on our financial condition and results of operations.

The price and availability of food, ingredients and utilities used by our restaurants could adversely affect our revenues and results of operations.

Our results of operations depend significantly on our ability to anticipate and react to changes in the price and availability of food, ingredients, utilities and other related costs over which we may have little control. Operating margins for our restaurants are subject to changes in the price and availability of food commodities, including shrimp, lobster, crab and other seafood, as well as beef, pork, chicken, cheese and produce. The introduction of or changes to tariffs on imported shrimp or other food products could increase our costs and possibly impact the supply of those products. We are subject to the general risks of inflation. In addition, possible shortages or interruptions in the supply of food items caused by inclement weather or other conditions beyond our control could adversely affect the availability, quality and cost of the items we buy. Our restaurants’ operating margins are also affected by fluctuations in the price of utilities such as natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. Our inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our results of operations.

We may be subject to increased labor and insurance costs.

Our restaurant operations are subject to federal and state laws governing such matters as minimum wages, working conditions, overtime and tip credits. We have a substantial number of employees who are paid wage rates at or slightly above the minimum wage. As federal and state minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. Labor shortages and increased employee turnover could also increase our labor costs. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline. In addition, the current premiums that we pay for our insurance (including workers’ compensation, general liability, health, and directors’ and officers’ liability) may increase at any time, thereby further increasing our costs. The dollar amount of claims that we actually experience under our workers’ compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs.

Increased advertising and marketing costs could adversely affect our results of operations.

If our competitors increase their spending on advertising and promotion, if our advertising, media or marketing expenses increase, or if our advertising and promotion become less effective than that of our competitors, we could experience a material adverse effect on our results of operations.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.

Our revenues and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our services, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

Unfavorable publicity could harm our business.

Multi-unit restaurant businesses such as ours can be adversely affected by publicity resulting from complaints or litigation alleging poor food quality, food-borne illness, personal injury, adverse health effects (including obesity) or other concerns. Negative publicity may also result from actual or alleged violations by our restaurants of “dram shop” laws which generally provide an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or to a third party. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to a limited number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand. Adverse publicity and its effect on overall consumer perceptions of food safety could have a material adverse effect on our business.

A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of our current restaurants may adversely affect our revenues and results of operations.

The success of our restaurants depends in large part on their location. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Possible declines in neighborhoods where our restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced revenues in those locations. In addition, desirable locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation. The occurrence of one or more of these events could have a significant adverse effect on our revenues and results of operations.

We are subject to a number of risks relating to federal, state and local regulation of our business that may increase our costs and decrease our profit margins.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act and applicable minimum wage requirements, overtime, family leave, tip credits, working conditions, safety standards and citizenship requirements), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990. In addition, we are subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission, and disposal of hazardous materials. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability.

Our plans to grow through the opening of new restaurants and the development or acquisition of new dining concepts may not be successful and could result in poor financial performance.

As part of our business strategy, we intend to continue to expand our current portfolio of restaurant concepts and to develop or acquire additional concepts that can be expanded profitably. This strategy involves numerous risks, and we may not be able to achieve our growth objectives. We may not be able to open all of our planned new restaurants, and the new restaurants that we open may not be profitable or as profitable as our existing restaurants. New restaurants typically experience an adjustment period before sales levels and operating margins normalize, and even sales at successful newly-opened restaurants generally do not make a significant contribution to profitability in their initial months of operation. The opening of new restaurants can also have an adverse effect on sales levels at existing restaurants. There are additional risks involved with expanding newer concepts (such as Bahama Breeze and Smokey Bones) that have not yet proven their long-term viability. Furthermore, we may not be able to develop or acquire additional concepts that are as profitable as our existing restaurants. Growth through acquisitions may involve additional risks. For example, we may pay too much for a concept relative to the actual economic return, be required to borrow funds to make our acquisition (which would increase our interest expense) or be unable to integrate an acquired concept into our operations.

The ability to open and profitably operate restaurants is subject to various risks, such as the identification and availability of suitable and economically viable locations, the negotiation of acceptable lease or purchase terms for new locations, the need to obtain all required governmental permits (including zoning approvals and liquor licenses) on a timely basis, the need to comply with other regulatory requirements, the availability of necessary contractors and subcontractors, the ability to meet construction schedules and budgets, the ability to manage union activities such as picketing or hand billing which could delay construction, increases in labor and building materials costs, the availability of financing at acceptable rates and terms, changes in weather or other acts of God that could result in construction delays and adversely affect the results of one or more restaurants for an indeterminate amount of time, our ability to hire and train qualified management personnel and general economic and business conditions. At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated revenues and earnings in future periods.

Risks Related to Our Debt Securities

There is no public market for the debt securities that we may offer using this prospectus.

No public market exists for the debt securities that we may offer using this prospectus. We cannot assure the liquidity of any market that may develop, the ability of the holders of the debt securities to sell their debt securities or the price at which such debt securities may be sold. We do not intend to apply for listing of any debt securities that we may offer using this prospectus on any securities exchange. Future trading prices of the debt securities will depend on many factors including, among others, prevailing interest rates, our operating results and the market for similar securities.

Our debt securities are effectively subordinated to the obligations of our subsidiaries.

Our operations are conducted through our subsidiaries. Although our debt securities are unsubordinated obligations, they will be effectively subordinated to all liabilities of our subsidiaries, to the extent of their assets. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our indebtedness, including our debt securities, or to make any funds available to us, whether by paying dividends or otherwise, so that we can do so.

The indenture does not limit the amount of indebtedness that we may incur.

The indenture, which is described below under the section entitled “Description of Debt Securities,” does not limit the amount of indebtedness that we may incur. Other than as described below under the section entitled “Description of Debt Securities—Some Restrictive Covenants,” the indenture does not contain any financial covenants or provisions that would afford the holders of our debt securities protection in the event we participate in a highly leveraged transaction.

Ratings of our debt securities could be lowered in the future.

We expect that our debt securities will be rated “investment grade” by one or more nationally recognized statistical rating organizations. A rating is not a recommendation to purchase, hold or sell our debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor.

The rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of our debt securities will be based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on our debt securities and the ultimate payment of principal of our debt securities on the final maturity date. Any ratings downgrade could increase our cost of borrowing or require certain actions to be performed to rectify such a situation. The reduction, suspension or withdrawal of the ratings of our debt securities will not, in and of itself, constitute an event of default under the indenture.

Any debt securities that we may issue could contain covenants that may restrict our ability to obtain financing, and our noncompliance with one of these restrictive covenants could lead to a default on those debt securities and any other indebtedness.

Debt securities that we may offer using this prospectus, or any other future indebtedness incurred by us or our subsidiaries, may be subject to restrictive covenants. Some of these restrictive covenants may limit the way in which we can operate our business and significantly restrict our ability to incur additional indebtedness or to issue other securities. Noncompliance with any covenants under that indebtedness, unless cured, modified or waived, could lead to a default not only with respect to that indebtedness, but also under any other indebtedness that we may incur. If this were to happen, we might not be able to repay or refinance all of our debt.

If we issue a large amount of debt, it may be more difficult for us to obtain financing, will increase the cost of our debt and may magnify the results of any default under any of our outstanding indebtedness.

The issuance of debt securities could increase our debt-to-equity ratio or leverage, which may in turn make it more difficult for us to obtain future financing. In addition, the issuance of any debt securities will increase the amount of interest we will need to pay, except to the extent that the proceeds from the issuance of debt securities are used to repay other outstanding indebtedness. Finally, our level of indebtedness, and in particular any significant increase in it, may make us more vulnerable if there is a downturn in our business or the economy.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or any prospectus supplement may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in this prospectus, including under the heading “Risk Factors,” and the documents incorporated by reference in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

DARDEN RESTAURANTS, INC.

Darden Restaurants, Inc. is the largest publicly held casual dining restaurant company in the world and served over 300 million meals during fiscal 2005. As of May 29, 2005, we operated 1,381 restaurants in the United States and Canada. In the United States, we operated 1,344 restaurants in 49 states (the exception being Alaska), including 648 Red Lobster®, 557 Olive Garden®, 32 Bahama Breeze®, 104 Smokey Bones Barbeque & Grill® and three Seasons 52® restaurants. In Canada, we operated 37 restaurants, including 31 Red Lobster and six Olive Garden restaurants. We own and operate all of our restaurants in the United States and Canada, with no franchising. Of our 1,381 restaurants open on May 29, 2005, 838 were located on owned sites and 543 were located on leased sites. In Japan, as of May 29, 2005, we licensed 37 Red Lobster restaurants to an unaffiliated Japanese corporation that operates the restaurants under an Area Development and Franchise Agreement.

Darden Restaurants, Inc. is a Florida corporation incorporated in 1995 and is the parent company of GMRI, Inc., also a Florida corporation. GMRI, Inc. and our other subsidiaries own the operating assets of the restaurants. GMRI, Inc. was originally incorporated in 1968 as Red Lobster Inns of America, Inc. We were acquired by General Mills, Inc. in 1970 and in May 1995, we became a separate publicly held company when General Mills distributed all of our outstanding stock to the stockholders of General Mills. Our principal executive offices and restaurant support center are located at 5900 Lake Ellenor Drive, Orlando, Florida 32809. Our telephone number is (407) 245-4000.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, stock repurchases, debt repayment or the financing of possible acquisitions. The prospectus supplement relating to a particular offering of debt securities by us will identify the use of proceeds for that offering.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for the years indicated are as follows:

	Fiscal Year Ended
	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002	May 27, 2001
Ratio of Earnings to Fixed Charges	6.80	5.68	5.84	6.67	6.33

Earnings represent consolidated earnings from continuing operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges represent interest costs, whether expensed or capitalized, and the percent of minimum restaurant and equipment lease payments deemed to represent the interest factor.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may offer using this prospectus and the indenture described below. This section is only a summary and does not purport to be complete. You must look to the relevant form of debt security and the indenture for a full understanding of all terms of any series of debt securities. The form of debt security and the indenture have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Darden” for information on how to obtain copies.

A prospectus supplement will describe the specific terms of any particular series of debt securities offered under that prospectus supplement, including any of the terms in this section that will not apply to that series, and any special considerations, including tax considerations, applicable to investing in those debt securities. In some instances, certain of the precise terms of debt securities you are offered may be described in a further prospectus supplement, known as a pricing supplement.

General

We will issue the debt securities in one or more series under the indenture dated as of January 1, 1996 between us and Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee. The indenture does not limit the amount of debt securities that we may issue under it at any time. We may issue additional debt securities under the indenture in one or more series from time to time with terms different from those of other debt securities already issued under the indenture.

Ranking

The debt securities will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. The debt securities will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt). In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common stockholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. Except as described under the section entitled “Some Restrictive Covenants” below, the indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

Terms

The prospectus supplement, including any separate pricing supplement, relating to a series of debt securities that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the person to whom interest is payable, if other than the person in whose name it is registered as of the record date for payment of interest;

•	the date or dates on which the offered debt securities will mature and any rights of extension;

•	the annual rate or rates, if any, which may be fixed or variable, at which the offered debt securities will bear interest, or the method by which such rate or rates will be determined;

•	the date from which interest will accrue, the interest payment date or dates and the regular related record date or dates;

•	the place or places where the principal, premium, if any, and interest on the offered debt securities will be payable;

•	the period or periods, if any, within which and the price or prices at which the offered debt securities may be redeemed, under any redemption provisions, at our option, and other detailed terms of the optional redemption provisions;

•	our obligation to redeem or purchase the offered debt securities under any sinking fund, or at your option, and the terms and conditions under which the offered debt securities may be redeemed or purchased, in whole or in part, under this obligation;

•	if other than in denominations of U.S. $1,000 or multiples of U.S. $1,000, the denominations in which the offered debt securities will be issued;

•	any index or formula used to determine the amount of principal, premium, if any, or interest payable on the offered debt securities;

•	the currency or currency units in which the offered debt securities are denominated, and principal and interest may be payable, and for which the debt securities may be purchased, if other than in U.S. dollars;

•	if the principal, premium, if any, or interest paid on the offered debt securities are specified or payable at our option or at yours, in a currency other than U.S. dollars, whether and under what terms and conditions this election can be made and the amount payable, or the manner in which this amount is determined;

•	if other than the principal amount of the offered debt security, the portion of the principal payable at acceleration of the offered debt securities following an event of default;

•	if the principal amount payable at maturity of the offered debt securities will not be determinable as of any date prior to maturity, the principal amount of offered debt securities at that date, including the principal amount deemed outstanding as of any date prior to maturity, or in any case, the manner in which this amount is determined;

•	if the offered debt securities are not defeasible as described under the section entitled “Defeasance” below;

•	whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or debt securities and the circumstances under which you may exchange any global security for debt securities registered in the name of an entity other than the depositary or its nominee, and under which any transfer of the global security may be registered to such an entity;

•	any event of default or covenant related to the offered debt securities of a particular series, if not specified in this prospectus; and

•	any other terms of the offered debt securities that will not conflict with the provisions of the indenture.

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities in fully registered form denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000. We may issue the offered debt securities in the form of one or more global certificates, as described below under the section entitled “Global Securities.”

Although debt securities offered by this prospectus will be issued under the indenture, there is no requirement that we issue future debt securities under the indenture. Accordingly, we may use other indentures or documentation containing different provisions in connection with future issuances of our debt.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to those debt securities.

The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly-leveraged transaction involving us. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement relating to those debt securities.

Exchange, Registration and Transfer

You may exchange debt securities of any series that are not global securities for other registered securities of the same series and of like aggregate principal amount in different authorized denominations. Transfers and exchanges may be made without service charge and after payment of any taxes or other governmental charges as described in the indenture. We have appointed the trustee as security registrar as provided under the indenture. The security registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

If a debt security is issued as a global security, only the depositary or its nominee as the sole holder of the debt security will be entitled to transfer and exchange the debt security described under the section entitled “Global Securities” below.

Payment and Paying Agent

Unless the applicable prospectus supplement specifies otherwise, we will pay the principal, premium, if any, and interest on the offered debt securities at the principal corporate trust office of the trustee, and the trustee will act as paying agent for the offered debt securities. In addition, unless the applicable prospectus supplement specifies otherwise, and with the exception of global securities, we may, at our option, pay interest by check mailed to the address of the person entitled to it, as it appears on our security register.

Global Securities

We may issue a series of debt securities offered by this prospectus, in whole or in part, in the form of one or more global securities, which will have an aggregate principal amount equal to that of the debt securities represented thereby.

Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements for the offered debt securities.

Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement and will be deposited with the depositary or its nominee or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided in the indenture.

As long as the depositary, or its nominee, is the registered holder of the global security, the depositary or nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the global security or any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered to be the owners or holders under the indenture relating to those debt securities.

All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing those debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effective only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our or the trustee’s agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

Some Restrictive Covenants

Limitations on Liens

Unless the applicable prospectus supplement specifies otherwise, neither we nor any restricted subsidiary will incur, issue, assume or guarantee any debt secured by a lien on any principal property, of ours or of any restricted subsidiary, or on shares of capital stock or debt issued by any restricted subsidiary and owned by us or any restricted subsidiary, whether the principal property, shares or debt were owned on the date of the indenture or acquired after that date, without providing that the debt securities will be secured equally and ratably with all other debt also secured, as long as this debt is secured.

“Debt” means any obligation of ours or of any of our subsidiaries, or any obligation guaranteed by us or any of our subsidiaries to repay money borrowed, whether evidenced by bonds, debt securities, notes or similar instruments, and including reimbursement obligations related to commercial letters of credit, bankers’ acceptances or similar facilities.

“Lien” means, for any property or asset, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind related to that property or asset, including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

“Principal property” means all restaurant or related equipment and real property, in each case which is owned by us or a subsidiary and which constitutes all or part of any restaurant located within the United States or Canada.

“Restricted subsidiary” means any subsidiary of ours which does not meet the following conditions:

•	the greater portion of the operating assets is located, or the principal business is carried on, outside the United States and Canada, or which, during the 12 most recent calendar months, or shorter period elapsed since its organization, derived the major portion of its gross revenues from sources outside the United States or Canada;

•	the principal business consists of financing or assisting in the financing of dealers, distributors or other customers to facilitate:

–	the acquisition or disposition of our products or of any of our subsidiaries, or

–	obtaining equipment or machinery used in this acquisition or disposition;

•	the principal business consists of owning, leasing, dealing in or developing real property; or

•	substantially all of the assets consist of securities of subsidiaries described in the first three bullet points above.

“Subsidiary” means a corporation in which we or one or more subsidiaries directly or indirectly own more than 50% of the outstanding voting stock. Voting stock is a stock which ordinarily has voting power for the election of directors, at all times or as long as no senior class of stock has this voting power due to a contingency.

The limitations on liens do not apply to:

•	liens existing on the date of the indenture;

•	liens on any principal property acquired, constructed or improved by us or any restricted subsidiary after the date of the indenture which are created or assumed at the time of, or within 180 days of the acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of the acquisition, construction or improvement;

•	liens on property, shares of capital stock or debt existing at the time they are acquired by us whether by merger, consolidation, purchase, lease or some other method, including liens existing at the time that this corporation becomes a restricted subsidiary;

•	liens in favor of us or any of our restricted subsidiaries;

•	liens in favor of the state or federal government, any department, agency or subdivision of any state or federal government, or Canada or any political subdivision of Canada, to secure partial, progress, advance or other payments, to secure other contractual or statutory obligations, or to secure any debt incurred to finance the cost of acquiring, constructing or improving the property that is subject to the lien, including liens incurred in connection with pollution control, industrial revenue or similar financings;

•	liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise if we disposed of the property within 180 days after the creation of these liens and if any debt secured by these liens will be without recourse to us or any subsidiary;

•	liens imposed by law, including mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’ or other liens arising in the ordinary course of business, or federal, state or municipal liens arising out of contracts for the sale of products or services by us or any restricted subsidiary, or deposits or pledges to obtain the release of any of these liens;

•	pledges or deposits under workmen’s compensation or similar laws or under other circumstances;

•	liens in connection with legal proceedings, including liens arising out of judgments or awards, contested in good faith by us or our restricted subsidiary, or liens incurred by us or our restricted subsidiary to obtain a stay or discharge in the course of legal proceedings;

•	liens for taxes or assessments not yet due or delinquent, or which can be paid without penalty, or contested in good faith by appropriate proceedings;

•	liens consisting of restrictions on the use of real property which do not interfere materially with the property’s use or value; or

•	any extension, renewal or replacement, as a whole or in part, of any lien existing on the date of the indenture or of any lien referred to in the second, third and in the last six bullet points above. This extension, renewal or replacement lien must, however, be limited to all or part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced, plus improvements on the property, and the debt secured by the lien at that time must not be increased.

The limitations on liens also do not apply if at the time and after giving effect to any debt secured by a lien and any retirement of debt secured by a lien:

•	the total amount of all existing debt secured by liens which could not have been incurred by us or our restricted subsidiary without equally or ratably securing the debt securities, and which is not subject to the exceptions described above; plus

•	the attributable value of all sale and leaseback transactions entered into in reliance on the section titled “Limitations on Sale and Leaseback”

does not exceed the greater of 10% of our consolidated capitalization or $250,000,000.

“Consolidated capitalization” means consolidated total assets less consolidated non-interest bearing current liabilities, all as shown by our consolidated balance sheet and the consolidated balance sheet of our subsidiaries, whether or not consolidated for accounting purposes.

Limitations on Sale and Leaseback

Unless the applicable prospectus supplement specifies otherwise, neither we nor any of our restricted subsidiaries will enter into any sale and leaseback transaction involving the leasing for a period greater than three years of any principal property, unless either:

•	we or our restricted subsidiary would be, at the time of entering into the sale and leaseback transaction, entitled, without equally and ratably securing the debt securities then existing, to incur, issue, assume or guarantee debt secured by a lien on the property, under the provisions described above in the section entitled “Limitations on Liens;” or

•	within 180 days after that sale or transfer, we apply to retire our funded debt, subject to credits for some voluntary retirements of funded debt, an amount equal to the greater of:

–	the net proceeds of the sale of the principal property sold and leased back under that arrangement, or

–	the fair market value of the principal property so sold and leased back.

This limitation will not apply to a sale and leaseback transaction between us and a restricted subsidiary, or between restricted subsidiaries, or involving the taking back of a lease for a period of less than three years.

“Funded debt” means notes, bonds, debt securities or other debt for money borrowed which by its terms matures at, or is extendible or renewable at the option of the lender to a date more than 12 months after the date of the creation of that debt.

This limitation on sale and leaseback transactions also does not apply if at the time of the sale and leaseback:

•	the attributable value of all sale and leaseback transactions existing at that time and which is not subject to the exceptions described above; plus

•	the total amount of all existing debt secured by liens that we entered into in reliance on the last two bullet points of the section entitled “Limitations on Liens,”

does not exceed the greater of 10% of our consolidated net tangible assets or $250,000,000.

“Attributable value” means, for any sale and leaseback transaction, at the time of determination, the lesser of:

•	the sale price of the principal property so leased, multiplied by a fraction, the numerator of which is the remaining portion of the base term of the lease included in sale and leaseback transaction and the denominator of which is the base term of such lease, and

•	the total obligation, discounted to present value at the highest rate of interest specified by the terms of any series of debt securities then outstanding compounded semi-annually, of the lessee for rental payments, other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights, during the remaining portion of the base term of the lease included in that sale and leaseback transaction.

Events of Default

Events of default when used in the indenture, mean any of the following for a series of offered debt securities:

•	failure to pay any interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment on any debt security when due;

•	failure to perform or breach of any other covenant in the indenture that continues for 60 days after written notice;

•	a default under any bond, debt security, note or other debt for money borrowed by us, including a default related to debt securities of any series other than that series, or under any mortgage, indenture or instrument, including the indenture, under which there may be issued or by which there may be secured or evidenced any debt for money borrowed by us, having an aggregate principal amount outstanding of at least $25,000,000, whether that debt now exists or is later created, which debt has become due and has not been paid, or whose maturity has been accelerated, and which debt has not been discharged or that acceleration has not been annulled within 10 business days after written notice as provided in the indenture;

•	some events of bankruptcy, insolvency or reorganization; and

•	any other event of default related to the debt securities of that series.

If any event of default, other than an event of default described in the sixth bullet point above for any series, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount, or, if any of the debt securities of that series are original issue discount debt securities, the lesser portion of the principal amount of these debt securities as may be specified by their terms, of all of the debt securities of that series to be due and immediately payable.

If an event of default described in the sixth bullet point above occurs, the principal amount, or if any of the debt securities of that series are original issue discount securities, the portion of the principal amount of these debt securities as may be specified by their terms, will automatically become immediately due and payable, and without any declaration or other action on the part of the trustee or any holder.

The trustee is required, within 90 days after the occurrence of an event of default related to the debt securities of any series, to give to the holders of the debt securities of that series notice of the default that it actually knows of, if not cured or waived. However, except in the case of default in the payment of principal, premium, if any, or interest on any debt security of that series, or in the deposit of any sinking fund payment which is provided, the trustee will be protected in withholding the notice if the trustee in good faith determines that the withholding of the notice is in the interest of the holders of the debt securities of that series. In addition, the notice will not be given until 30 days after the occurrence of an event of default related to the debt securities of any series in the performance of a covenant in the indenture other than for the payment of the principal, premium, if any, or interest on any debt security of that series or the deposit of any sinking fund payment with respect to the debt securities of that series.

At any time after a declaration of acceleration of any debt securities of a series is made, but before the trustee has obtained a judgment for payment of money, the holders of a majority in aggregate principal amount of the existing debt securities of that series may, under some circumstances, rescind this acceleration.

The indenture contains provisions entitling the trustee to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indenture at the request of those holders. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, related to the debt securities of that series.

The holder of debt securities will not have any right to institute any proceeding related to the indenture, or for the appointment of a receiver or trustee for any other remedy under the indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default related to the debt securities of that series;

•	holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request to the trustee to institute the proceeding and the holders have offered reasonable indemnity; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series instructions which conflict with that request, within 60 days after the notice, request and offer.

The indenture requires us to file annually with the trustee a certificate executed by one officer, indicating whether the officer has knowledge of any default under the indenture.

The right of any holder to receive payment of the principal, premium, if any, and interest on the debt securities or to institute a legal proceeding cannot be impaired without the holder’s consent.

Modification and Waiver

With the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series affected by the modification or amendment, voting as one class, we and the trustee may execute supplemental indentures modifying or amending the indenture or any supplemental indenture.

Without the consent of the holder of each debt security affected by the modification, we may not:

•	change the maturity of, the principal of, or any installment of principal or interest on any debt security;

•	reduce the principal amount of the debt security;

•	reduce the rate of interest on the debt security;

•	reduce any premium payable at redemption of the debt security;

•	reduce the amount of the principal of an original issue discount security due or any other security due at acceleration of maturity;

•	change the place of payment, or coin or currency in which the principal, premium, if any, or interest on any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on or after maturity, or in the case of redemption or repayment, on or after the redemption or repayment date;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture;

•	reduce the percentage of outstanding debt securities necessary to waive compliance with some provisions of the indenture or for waiver of some defaults; or

•	modify the foregoing requirements.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of the holders of all debt securities of that series, waive, for that series, our compliance with some provisions of the indenture.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture for the debt securities of that series, except a default:

•	in the payment of principal, premium, if any, or interest on any debt security, or

•	related to a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

The indenture provides that, in determining whether the holders of the requisite principal amount of the outstanding debt securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action as of any date:

•	the principal amount of an original issue discount security deemed outstanding will be the amount of the principal of the original issue discount security due at acceleration of maturity to that date;

•	if, as of that date, the principal amount payable at the maturity of a debt security cannot be determined, the principal amount of the debt security deemed outstanding will be the amount determined under a board resolution and specified in an officers’ certificate, or determined in one or more supplemental indentures, prior to the issuance of the debt securities;

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units deemed outstanding will be the U.S. dollar equivalent, determined as of that date as described in the previous bullet point, of the principal amount of the debt security, or in the case of a debt security described in either of the first two bullet points, of the amount determined as described in that bullet point above; and

•	debt securities owned by us or any other lender on the debt securities, or any affiliates of ours or of any lender, will be disregarded and deemed not to be outstanding, except that in determining whether the trustee will be protected in relying on such request, demand, authorization, direction, notice, consent, waiver or other action, only debt securities which the trustee knows to be so owned will be disregarded.

Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right to so act for the debt securities and that the pledgee is not us or any other lender on the debt securities or any of our affiliates or other lender.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into another entity or convey, transfer or lease our property and assets substantially as an entirety to any other entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer or lease their properties and assets substantially as an entirety to us, unless:

•	any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States, any State or the District of Columbia, and this successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture in a form satisfactory to the trustee;

•	immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, occurred and is continuing;

•	if, as a result of this transaction, our property or assets become subject to a lien which is not permitted by the indenture, our successor or us, as the case may be, takes the necessary steps to secure the debt securities issued under the indenture equally and ratably with debt secured by the lien; and

•	other conditions required under the indenture are met.

If we consolidate or merge into or if we convey, transfer or lease our assets substantially as an entirety, our successor will succeed to, and will be substituted for us under the indenture, and in this case, but not in the case of a lease, we will be relieved of all obligations and covenants under the indenture and debt securities.

Defeasance

Unless the applicable prospectus supplement specifies otherwise, the following provisions relating to defeasance and discharge of debt, or relating to defeasance of some restrictive covenants under the indenture, will apply to the debt securities of any series, or to any specified part of a series.

The indenture contains a provision which permits us to elect:

•	to defease and be discharged from all of our obligations, subject to limited exceptions, related to any series of debt securities then outstanding, which we refer to as legal defeasance; or

•	to be released from our obligations under some restrictive covenants, including those described above under the section entitled “Some Restrictive Covenants,” which we refer to as covenant defeasance.

To make this election, we must:

•	deposit in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal, premium, if any, and interest in accordance with their terms, will provide sufficient money to repay in full the series of debt securities and any mandatory sinking fund payments on the respective maturities;

•	deliver to the trustee an opinion of counsel as provided under the indenture, that holders of debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if this deposit, defeasance and discharge had not occurred; and

•	comply with other conditions of the indenture.

If we exercised the legal defeasance option on any debt securities and these debt securities were declared due and payable because an event of default occurred, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay the amounts due on the debt securities at the time of their respective maturities but may not be sufficient to pay the amounts due on the debt securities at acceleration resulting from the event of default. In that case, we would remain liable for the payments.

“U.S. government obligation” means:

•	any security which is:

–	a direct obligation of the United States for the payment of which the full faith and credit of the United States is pledged, or

–	an obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in case of either this bullet point or the previous bullet point, is not callable or redeemable at the option of the issuer; and

•	any depositary receipt issued by a bank, as custodian for any U.S. government obligation which is specified in the first bullet point above and held by that bank for the account of the holder of the depositary receipt, or for any specific payment of principal or interest on any U.S. government obligation so specified and held, provided that, except as required by law, the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian for the U.S. government obligation or the specific payment of principal or interest evidenced by the depositary receipt.

The Trustee

Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association) is the trustee under the indenture. The trustee may resign or be removed by the act of holders of a majority in principal amount of the securities of a series, with respect to one or more series of debt securities, and we may appoint a successor trustee to act for these series. If two or more persons are acting as trustee for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and any action described in this prospectus to be taken by the “trustee” may then be taken by each trustee for, and only for, the series of securities for which it is trustee.

In the ordinary course of business, Wells Fargo Bank, National Association, and its affiliates have engaged, and may in the future engage, in banking and commercial transactions with us and our affiliates. Wells Fargo Bank, National Association, participates in our credit agreement and maintains customary banking relationships with us.

Governing Law

The indenture and the offered debt securities will be governed by, and construed under, the laws of the State of New York.

PLAN OF DISTRIBUTION

We may offer and sell the debt securities offered by this prospectus:

•	through underwriters;

•	through dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through some combination of these methods.

The applicable prospectus supplement will describe the terms of the offering of any debt securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from the sale, including any underwriting discounts and commissions or other items constituting underwriters’ compensation, and any discounts, commissions or fees allowed or paid to dealers or agents.

By Underwriters

If underwriters are used in the sale, the offered debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement specifies otherwise, the obligations of the underwriters or agents to purchase the offered debt securities will be subject to some conditions. The underwriters will be obligated to purchase all the offered debt securities if any of the securities are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation may be changed from time to time.

By Dealers

If a dealer is utilized in the sale of any debt securities offered by this prospectus, we will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

By Agents

We may also sell debt securities offered by this prospectus through agents. We will name any agent involved in the offer and sale and describe any commissions payable by us in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

By Direct Sales

We may also directly sell debt securities offered by this prospectus. In this case, no underwriters, dealers or agents would be involved. We will describe the terms of any of those sales in the applicable prospectus supplement.

General Information

Underwriters, dealers and agents that participate in the distribution of the debt securities offered by this prospectus may be deemed underwriters under the Securities Act of 1933, as amended, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act of 1933, as amended.

If the applicable prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by some specified institutions to purchase offered debt securities from us at the public offering price specified in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions stated in the prospectus supplement, and the prospectus supplement will specify the commission payable for solicitation of the contracts.

Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered debt securities may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution regarding payments that the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The offered debt securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom we sell the debt securities for public offering and sale may make a market in the debt securities. The underwriters or agents are not obligated to make a market in the offered debt securities and may discontinue market making at any time without notice. We cannot predict the liquidity of the trading market for any debt securities.

In connection with an offering of our debt securities, underwriters, dealers or agents may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of some bids or purchases for the purpose of preventing or slowing a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. Underwriters may also impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time without notice. These transactions may be affected on any securities exchange on which the debt securities may be listed, in the over-the-counter market or otherwise.

VALIDITY OF DEBT SECURITIES

The validity of the offered debt securities will be passed upon for us by Dorsey & Whitney LLP. Certain matters of Florida law will be passed upon for us by Douglas E. Wentz, Esq., our Senior Associate General Counsel. As of July 28, 2005, Douglas E. Wentz owned 6,698 shares of our common stock and had options to purchase 38,150 shares of our common stock. Unless otherwise indicated in the applicable prospectus supplement or prospectus supplements, the validity of the offered debt securities will be passed upon for any underwriters or agents by McGuireWoods LLP.

EXPERTS

Our consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting have been incorporated by reference in the prospectus and in the registration statement from our Annual Report on Form 10-K in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT DARDEN

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of the New York Stock Exchange, Inc. For further information on obtaining copies of Darden’s public filings at the New York Stock Exchange, you should call 1-212-656-3000.

The SEC allows us to incorporate by reference into this prospectus the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following document with the SEC and are incorporating it by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended May 29, 2005; and

•	Our Current Report on Form 8-K filed on June 21, 2005.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial filing of the registration statement of which this prospectus is a part and before the filing of a post-effective amendment to that registration statement that indicates that all securities offered hereunder have been sold or that deregisters all securities then remaining unsold. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus or any prospectus supplement at no cost by writing or telephoning us at:

Investor Relations

Darden Restaurants, Inc.

5900 Lake Ellenor Drive

Orlando, Florida 32809

(800) 832-7336

You should rely only on the information contained or incorporated by reference in this prospectus or the prospectus supplement relating to the offered debt securities. We have not authorized anyone to provide you with different information. We are not offering to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

$300,000,000

Darden Restaurants, Inc.

$                     % Senior Notes due 2010

$                     % Senior Notes due 2035

PROSPECTUS SUPPLEMENT

August     , 2005

Joint Book-Running Managers

Banc of America Securities LLC

Wachovia Securities